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                            FORM 6-K

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D. C. 20549



                Report of Foreign Private Issuer
              Pursuant to Rule 13a-16 or 15d-16 of
               the Securities Exchange Act of 1934

                   For the month of June, 2001


               ENTERPRISES SHIPHOLDING CORPORATION
         (Translation of registrant's name into English)

             c/o Enterprises Shipping & Trading S.A.
                      Poseidonos Avenue 11
                       Elliniko GR-167 77
                         Athens, Greece
            (Address of principal executive offices)

    Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

           Form 20-F     X       Form 40-F

    Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes             No     X



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INFORMATION CONTAINED IN THIS FORM 6-K REPORT

    Set forth herein is a copy of a Notice of Acceleration and Demand for Payment dated June 1, 2001, received by Enterprises
Shipholding Corporation (the "Corporation") from the trustee of the Corporation's 8 -7/8% Senior Notes.















































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            [LETTERHEAD OF THE CHASE MANHATTAN BANK]

                                       June 1, 2001



VIA FACSIMILE  (301) 894-5716
AND OVERNIGHT COURIER

Enterprises Shipholding Corporation
c/o Enterprises Shipping and Trading S.A.
11, Poseidonos Avenue
167 77 Elliniko
Athens, GREECE
Attention:    Mr. Victor Restis
              President

                  _____________________________

                     NOTICE OF ACCELERATION
                     AND DEMAND FOR PAYMENT
                  _____________________________


Gentlemen:

         Reference is made to the Indenture, dated as of April 27, 1998 (the "Indenture"), among Enterprises Shipholding Corporation (the "Company"), the guarantors named therein and The Chase Manhattan Bank, as Trustee, pursuant to which the Company's 8-7/8% Senior Notes due 2008 (the "Securities") were issued. Capitalized terms used herein and not defined herein shall have the respective meanings given to such terms in the Indenture.

         Pursuant to Section 6.02 of the Indenture, and due to the occurrence of an Event of Default under Section 6.01(a) of the Indenture resulting from the Company's failure to pay the May 1, 2001 interest installment which was due and payable on the Securities, within 30 days from that date, notice is hereby given that The Chase Manhattan Bank, as Trustee, does hereby declare all the Securities to be due and payable. The Securities shall become immediately due and payable five Business Days after your receipt of this Notice, if such Event of Default is then continuing.

         The Chase Manhattan Bank, as Trustee, does hereby demand payment in full, upon the expiration of the five Business Day period described above, of the whole amount of principal, premium, if any, and accrued and unpaid interest due with respect to the Securities, and Liquidated Damages, if any, together with interest on overdue principal, and to the extent lawful, interest


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on overdue installments of interest, in each case at the rate per annum borne by the Securities, and such further amount as shall be sufficient to cover the costs and expenses of collection, including the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel.

                             Sincerely,

                             THE CHASE MANHATTAN BANK,
                              as Trustee











































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                            SIGNATURE

         Pursuant to the requirements of the Securities Exchange
Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

               ENTERPRISES SHIPHOLDING CORPORATION
                          (registrant)


Dated:  June 5, 2001         By: /s/ Victor Restis
                                  ________________________
                                  Victor Restis
                                  President and
                                  Chief Executive Officer





































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